Strategic Partners Mutual Funds, Inc.
For the period ended 10/31/08
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment



Liquid Assets Fund, a series of Cash Accumulation Trust

Money Market Series, a series of the Dryden Government Securities Trust

MoneyMart Assets, Inc.

Institutional Money Market Series, a series of
Prudential Institutional Liquidity Portfolio, Inc.

Taxable Money Market Series, a series of Dryden Core Investment Fund

U.S. Government Money Market Portfolio, a series of Target Portfolio Trust and
Dryden Money Market Fund, a series of Strategic Partners Mutual Funds, Inc.

Supplement dated October 16, 2008 to the Statement of Additional Information

This supplement amends the Statement of Additional Information (SAI) of each of the Funds referenced above (the Funds) and is in addition to any existing supplement to a Fund's SAI. This supplement should be read in conjunction with each Fund's SAI.

The second paragraph of the subsection of the SAI relating to each of the Funds entitled "Net Asset Value," appearing in the section entitled "Purchase, Redemption and Pricing" is hereby amended by deleting the existing second paragraph and substituting the following new discussion, except that for the Taxable Money Market Series and the Dryden Money Market Fund the following is added as the last paragraph to the subsection:

The Fund uses the amortized cost method of valuation to determine the value of its portfolio securities. In that regard, the Fund's Board of Directors has determined to maintain a dollar-weighted average portfolio maturity of 90 days or less, to purchase only instruments having remaining maturities of thirteen months or less, and to invest only in securities determined by the investment adviser under the supervision of the Board of Directors to be of minimal credit risk and to be of "eligible quality" in accordance with regulations of the Commission. The remaining maturity of an instrument held by the Fund that is subject to a put is deemed to be the period remaining until the principal amount can be recovered through demand or, in the case of a variable rate instrument, the next interest reset date, if longer. The value assigned to the put is zero. The Board of Directors also has established procedures designed to stabilize, to the extent reasonably possible, the Fund's price per share as computed for the purpose of sales and redemptions at $1.00. Such procedures will include review of a Fund's portfolio holdings by the Board, at such intervals as deemed appropriate, to determine whether the Fund's NAV calculated by using available market quotations deviates from $1.00 per share based on amortized cost. The extent of any deviation will be examined by the Board, and if such deviation exceeds 1/2 of 1%, the Board will promptly consider what action, if any, will be initiated. In the event the Board of Directors determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, the Board will take such corrective action as it regards necessary and appropriate, including the sale of portfolio instruments prior to maturity to realize gains or losses, the shortening of average portfolio maturity, the withholding of dividends or the establishment of NAV per share by using available market quotations. On October 15, 2008 the Board approved the adoption of no-action relief that was issued by the staff of the Commission on October 10, 2008 to the Investment Company Institute, which permits the Fund to value certain portfolio securities using the amortized cost method, instead of available market quotations in determining the deviation. This relief is temporary (it is currently in effect only until January 12, 2009; if the relief is extended, the Fund may continue to utilize the relief) and is limited to securities that: (i) have a remaining maturity of 60 days or less, (ii) are First Tier Securities as defined in Rule 2a-7(a)(12), and (iii) the Fund reasonably expects to hold to maturity.